UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES THAT BANCOLOMBIA (PANAMA) S.A INCREASES ITS
PARTICIPATION IN BANAGRICOLA
Medellín, Colombia, December 18, 2007
Pursuant to an agreement with Bienes y Servicios S.A (BYSSA), BANCOLOMBIA (PANAMA) S.A. today acquired on the Panama Stock Exchange from BYSSA and one of its subsidiaries, 9.59% of Banagrícola’s shares, in a transaction expected to be settled on December 21, 2007, for an aggregate purchase price totaling USD 87.7 million (USD48.45024 per share).
Once this transaction settles, BANCOLOMBIA (PANAMA) S.A. will own 98.900429% of Banagrícola.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: December 18, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance